UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2009
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

i

     Telvent GIT, S.A. (the “Company” or “Telvent”), a Spanish corporation, is a global IT solutions and business information services provider for a sustainable and secure world that specializes in high value-added, real time products, services and integrated solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Agriculture), as well as Global Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services, real-time business-to-business information services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
     We are furnishing the information included in this Form 6-K pursuant to our agreement with the underwriters of the initial public offering of our ordinary shares in 2004 that we would quarterly furnish to the U.S. Securities and Exchange Commission (the “SEC”) and post on our website for a period of three years a Form 6-K that includes financial statements prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and substantially the same other information required by a Form 10-Q.
References
     Unless otherwise indicated,
(1)	“Abengoa Group” refers to Abengoa, S.A. and its subsidiaries, including Telvent GIT, S.A. and its subsidiaries;

(2)	“Abengoa” refers to Abengoa, S.A. and its subsidiaries (including Telvent Corporation, S.L., Telvent Investments, S.L. and Siema AG) except for Telvent GIT, S.A. and its subsidiaries, unless the context otherwise requires;

(3)	all references to “U.S. Dollars”, “dollars”, “$” and “U.S. $” are to the legal currency of the United States and all references to “Euros” and “€ “ are to the legal currency of the European Union;

(4)	“Beijing Blue Shield” or “Telvent Blueshield” refers to our subsidiary Telvent-BBS High & New Tech. (Beijing) Co, Ltd., which we acquired on April 26, 2006;

(5)	“DTN” refers to our subsidiary DTN Holding Company, Inc. which we acquired on October 28, 2008;

(6)	“Latin America” includes Mexico;

(7)	“Maexbic” refers to Maexbic, S.A., which we acquired on November 13, 2006;

(8)	“Matchmind” refers to Matchmind Holding, S.L. and its subsidiaries Matchmind, S.L. and Matchmind Ingenieria de Software, S.L., which we acquired effective October 1, 2007;

(9)	“North America” refers to the United States and Canada;

(10)	“NLDC” refers to Northern Lakes Data Corp., from which we acquired certain assets on February 3, 2009;

(11)	“S21 Sec” refers to Grupo S21 Sec Gestion, S.A.;

(12)	the “SEC” refers to the United States Securities and Exchange Commission;

(13)	“shares” and “ordinary shares” refer to our ordinary shares, nominal value € 3.00505 per share;

(14)	“Telvent Brasil” refers to our subsidiary Telvent Brasil, S.A.;

(15)	“Telvent Canada” refers to our subsidiary Telvent Canada Ltd.;

(16)	“Telvent Caseta” or “Caseta” refers to our subsidiary Telvent Caseta, Inc. (formerly known as Caseta Technologies Inc.), which we acquired on April 27, 2007;

(17)	“Telvent China” refers to our subsidiary Telvent Control System (Beijing) Co., Ltd.;

(18)	“Telvent DMS” refers to Telvent DMS LLC Novi Sad, a joint venture formed in Serbia with the DMS Group LLC., on May 8, 2008;

(19)	“Telvent Energia” refers to our subsidiary Telvent Energia, S.A.;

(20)	“Telvent Export” refers to our subsidiary Telvent Export, S.L.;

(21)	“Telvent Farradyne” or “Farradyne” refers to our subsidiary Telvent Farradyne Inc., formerly called PB Farradyne, Inc. which we acquired on July 1, 2006;

(22)	“Telvent Housing” refers to our subsidiary Telvent Housing S.A.;

(23)	“Telvent Mexico” refers to our subsidiary Telvent Mexico, S.A. de C.V.;

(24)	“Telvent Miner & Miner” refers to our subsidiary Telvent Miner & Miner Inc. (former known as Miner and Miner, Consulting Engineers, Inc.) in which we acquired a 70% interest on December, 10, 2004 and the remaining 30% on February 22, 2006;

(25)	“Telvent Outsourcing” refers to our subsidiary Telvent Outsourcing, S.A.;

(26)	“Telvent Portugal” refers to our subsidiary Telvent Portugal, S.L.;

(27)	“Telvent Traffic” refers to our subsidiary Telvent Traffic North America Inc.;

(28)	“Telvent USA” refers to our subsidiary Telvent USA, Inc.; and

(29)	the terms “we”, “us”, “our Company”, “the Company” “our” and “Telvent” refer to Telvent GIT, S.A. and includes Telvent GIT, S.A. and its subsidiaries unless the context otherwise requires.

I. FINANCIAL INFORMATION
A. Financial Statements
TELVENT GIT, S.A.
Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	March 31,	December 31,
	2009	2008
Assets:
Current assets:
Cash and cash equivalents	€50,985	€67,723
Restricted cash	—	18,085
Other short-term investments	434	589
Derivative contracts	2,813	8,046
Accounts receivable (net of allowances of € 2,695 as of March 31, 2009 and € 2,386 as of December 31, 2008)	159,841	152,951
Unbilled revenues	265,921	218,271
Due from related parties	20,494	18,322
Inventory	23,917	19,562
Other taxes receivable	16,888	18,565
Deferred tax assets	11,344	5,885
Other current assets	5,849	5,573

Total current assets	€558,486	€533,572
Deposits and other investments	7,460	7,595
Investments carried under the equity method	6,750	6,596
Property, plant and equipment, net	75,798	73,861
Long-term receivables and other assets	10,847	8,586
Deferred tax assets	26,200	26,726
Other intangible assets, net	50,936	48,444
Goodwill	359,535	345,345
Derivative contracts long-term	463	498

Total assets	€1,096,475	€1,051,223

Liabilities and shareholders’ equity:
Current liabilities:
Accounts payable	€280,008	294,947
Billings in excess of costs and estimated earnings	49,431	45,253
Accrued and other liabilities	31,215	16,927
Income and other taxes payable	17,480	27,770
Deferred tax liabilities	3,402	2,422
Due to related parties	72,167	29,105
Current portion of long-term debt	21,672	27,532
Short-term debt	57,280	56,728
Short-term leasing obligations	8,478	8,041
Derivative contracts	4,935	8,694

Total current liabilities	€546,068	€517,419
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Consolidated Balance Sheets (continued)
(In thousands of Euros, except share and per share amounts)

	As of	As of
	March 31,	December 31,
	2009	2008

Long-term debt less current portion	199,330	193,495
Long-term leasing obligations	17,735	18,599
Derivative contracts long-term	5,270	4,877
Other long term liabilities	40,269	37,745
Deferred tax liabilities	5,348	5,238
Unearned income	2,385	1,233

Total liabilities	€816,405	€778,606

Commitments and contingencies	—	—

Redeemable non-controlling interest	20,020	20,020

Equity:
Non-controlling interest	177	(103)
Shareholders’ equity:
Common stock, € 3.00505 nominal value, 34,094,159 shares authorized, issued, and outstanding, same class and series.	102,455	102,455
Additional paid-in capital	89,955	89,896
Accumulated other comprehensive income (loss)	(12,102)	(25,363)
Retained earnings	79,565	85,712

Total shareholder’s equity	€259,873	€252,700

Total equity	€260,050	€252,597

Total liabilities and equity	€1,096,475	€1,051,223

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended March 31,
	2009	2008
Revenues	€182,521	€138,681
Cost of revenues	113,651	102,660

Gross profit	€68,870	€36,021

General and administrative	28,870	14,333
Sales and marketing	7,872	5,070
Research and development	4,829	4,507
Depreciation and amortization	6,879	2,711

Total operating expenses	€48,450	€26,621

Income from operations	20,420	9,400
Financial income	9,605	2,645
Financial expense	(22,503)	(5,191)
Income from companies carried under the equity method	79	240

Total other income (expense)	€(12,819)	€(2,306)

Income before income taxes	7,601	7,094
Income tax expense	1,193	940

Net income	€6,408	€6,154

Loss/(profit) attributable to non-controlling interest	(281)	(251)

Net income attributable to the parent company	€6,127	€5,903

Earnings per share
Basic and diluted net income attributable to the parent company per share	€0.18	€0.20

Weighted average number of shares outstanding
Basic and diluted	34,094,159	29,247,100

The consolidated statements of operations include the following income (expense) items from transactions with related parties:

	Three Months Ended March 31,
	2009	2008
Revenues	€9,019	€5,922
Cost of revenues	(563)	(2,784)
General and administrative	(395)	(1,720)
Financial income (expense), net	(603)	268
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros)

	Three Months Ended March 31,
	2009	2008
Cash flows from operating activities:
Net income attributable to the parent company	€6,127	€5,903
Add: (loss)/profit attributable to non-controlling interest	281	251

Net income	6,408	6,154
Adjustments to reconcile net income to net cash provided by operating activities	13,889	3,448
Change in operating assets and liabilities, net of amounts acquired	(82,872)	(50,520)
Change in operating assets and liabilities due to temporary joint ventures	(300)	1,760

Net cash provided by (used in) operating activities	€(62,875)	€(39,158)

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	18,215	8,590
Due from related parties	8,491	34,726
Acquisition of subsidiaries, net of cash	(1,354)	—
Purchase of property, plant & equipment	(1,820)	(1,251)
Investment in Intangible assets	(1,527)	—
Disposal (acquisition) of investments	(332)	(277)

Net cash provided by (used in) investing activities	€21,673	€41,788

Cash flows from financing activities:
Proceeds from long-term debt	21	595
Repayment of long-term debt	(11,421)	(2,303)
Proceeds from short-term debt	3,556	1,903
Repayment of short-term debt	(6,151)	(12,827)
Proceeds (repayments) of government loans	(221)	384
Due to related parties	37,502	8,094

Net cash provided by (used in) financing activities	€23,286	€(4,154)

Net increase (decrease) in cash and cash equivalents	€(17,916)	€(1,524)
Net effect of foreign exchange in cash and cash equivalents	1,178	(1,408)
Cash and cash equivalents at the beginning of period	60,792	68,409
Joint venture cash and cash equivalents at the beginning of period	6,931	5,346

Cash and cash equivalents at the end of period	€50,985	€70,823

Supplemental disclosure of cash information
Cash paid for the period:
Income Taxes	€549	€—
Interest	17,547	3,427

Non-cash transactions:
Capital leases	€1,847	€1,580
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Condensed Consolidated Statement of Equity
(In thousands of Euros, except share amounts)

			Additional		Accumulated Other
	Ordinary Shares		Paid-in	Retained	Comprehensive	Non-controlling	Total
	Shares	Amount	Capital	Earnings	Income / (Loss)	Interest	Equity
Balance, December 31, 2008 (as restated)	34,094,159	€102,455	€89,896	€85,712	€(25,363)	€(103)	€252,597
Comprehensive income:
Net Income attributable to the parent company	—	—	—	6,127	—	—	6,127
Foreign currency translation adjustment	—	—	—	—	13,896	(1)	13,895
Derivatives qualifying as hedges	—	—	—	—	(635)	—	(635)

Total comprehensive income							19,387
Parent company stock purchase plan expense	—	—	59	—	—	—	59
Income attributable to non- controlling interest	—	—	—	—	—	281	281
Dividends payable				(12,274)			(12,274)

Balance, March 31, 2009	34,094,159	€102,455	€89,955	€79,565	€(12,102)	€177	€260,050

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
1. Description of Business
     Telvent is a global IT solutions and business information services provider for a sustainable and secure world that specializes in high value-added, real time products, services and integrated solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Agriculture), as well as Global Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services, real-time business-to-business information services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
2. Significant Accounting Policies
Principles of Consolidation
     The accompanying Condensed Consolidated Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) that the Company’s management considers necessary for their fair statement in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to U.S. Securities and Exchange Commission’s (the “SEC”) rules and regulations.
     During the first quarter of 2009, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 160 (“SFAS No. 160”), Non-controlling Interests in Consolidated Financial Statements. As required by SFAS No. 160, the presentation of non-controlling interests, previously referred to as minority interest, has been changed retroactively and is now reflected as a component of total equity on the Consolidated Balance Sheets. Amounts reported in prior periods have not changed but have been reclassified to conform with the current period presentation. Earnings per share continue to be based on earnings attributable to the Company.
     The results of operations for the three-month period ended March 31, 2009 may not necessarily be indicative of the operating results that may be expected for the entire year. The Unaudited Condensed Consolidated Financial Statements contained herein should be read in conjunction with Management’s Discussion and Analysis and the Consolidated Financial Statements and Notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 18, 2009 (the “Annual Report”).
Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
3. Investments carried under the equity method
     Investments carried under the equity method consist mainly of the investment made in 2008 by the Company’s subsidiary, Telvent Energia S.A., (“Telvent Energia”), in a joint venture with the DMS Group LLC (“DMS Group”), based in Serbia, under the name Telvent DMS LLC, Novi Sad (“Telvent DMS, LLC”). Telvent Energía owns a 49% interest in Telvent DMS, LLC, while the DMS Group owns the remaining 51%.
     The Company agreed to make a total investment of € 6,111 related to the Telvent DMS, LLC. As of March 31, 2009, € 4,444 of this committed investment was made. The Company is committed and obligated to pay the remaining € 1,667. As of March 31, 2009, the liability corresponding to the remaining payments has been booked in “Accrued and other liabilities” in the Company’s consolidated balance sheets for the € 1,000 due before March 31, 2010 and in “Other long term liabilities” in the Company’s consolidated balance sheets for the € 667 due after that date.
     In addition, the Company has other equity method investments as described in Note 4.
4. Joint Ventures
     The Company participates in special joint venture arrangements called “Union Temporal de Empresas” (“UTEs”) in connection with its share of certain long-term service contracts.
     These joint ventures are considered to be variable interest entities as they have no equity, and are operated through a management committee comprised of equal representation from each of the joint venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all members. In accordance with FIN 46-R, Consolidation of Variable Interest Entities, the Company consolidates those joint ventures where it is the member most closely associated with the joint venture. Investments in joint ventures and other entities in which the Company is not the member most closely associated with the joint venture, but has the ability to exercise significant influence over its operating and financial policies, are carried under the equity method. The total carrying value of equity method investments that correspond to UTEs joint ventures as of March 31, 2009 and 2008 were € 747 and € 411, respectively. The Company also carries other investment under the equity method as described in Note 3.
     Total assets coming from these consolidated UTEs amounted to € 68,003 and € 90,673 as of March 31, 2009 and December 2008, respectively. Total revenue recognized with respect to these consolidated UTEs was € 8,639, and € 6,052, including € 5,799, and € 4,438 of revenues of other venture partners in these arrangements, during the three-month periods ended March 31, 2009, and 2008, respectively. Total cost of revenues recognized with respect to these

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
consolidated UTEs was € 8,437 and € 5,738, including € 5,688, and € 4,319 of cost of other venture partners in these arrangements, during the three-month periods ended March 31, 2009, and 2008, respectively. There are no consolidated assets that are collateral for the UTEs’ obligations. The enterprise’s maximum exposure to loss related to performance guarantees given by the Company as a result of its involvement with the UTEs that are not consolidated is € 2,899 as of March 31, 2009.
5. Inventory
     Inventory consists of the following:

	As of	As of
	March 31,	December 31,
	2009	2008
	(Unaudited)	(Unaudited)
Raw Materials	€6,343	€7,475
Work-in-progress	17,574	12,087

	€23,917	€19,562

6. Acquisitions
Acquisition of DTN
     On October 28, 2008, the Company’s subsidiary, Telvent Export, completed a stock purchase agreement pursuant to which it acquired all of the issued and outstanding shares of the capital stock of DTN Holding Company, Inc. (“DTN”). DTN is a business information service provider providing critical data to key decision makers across the markets it serves, including agriculture, energy and environment.
     Under the stock purchase agreement, the purchase price for 100% of the shares amounted to U.S. $250,978 (€ 187,707) including acquisition costs, payable in two payments: (i) a cash payment that was paid on closing; and (ii) a deferred payment to certain stockholders of DTN who are DTN employees (the “Employee Stockholders”). The deferred payment to the Employee Stockholders will be paid on or before December 31, 2011, together with interest thereon calculated at a rate equal to 90-day London Interbank Offered Rate (“LIBOR”) as of the closing date adjusted as of the last day of each calendar year, but not less than 4% per annum. In addition to the purchase price, the Employee Stockholders have the right, subject to certain conditions, to earn a premium, or earn out, on the amount of their deferred purchase price. Such premium, or earn out, will be a variable amount determined based on DTN and its subsidiaries achieving stipulated financial targets for the period January 1, 2009 to December 31, 2011.
     The cash consideration is subject to a stand-by letter of credit which has been deposited into escrow to secure the indemnification obligations of the sellers (discussed below) and a working capital purchase price adjustment that was paid during the first quarter of 2009.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     At the closing, Telvent Export deposited a stand-by letter of credit into escrow in an amount of U.S. $21,800 (€ 16,381), which is equal to 10% of the cash consideration to be received by sellers that are not designated as Employee Stockholders under the stock purchase agreement. Such standby letter of credit has been deposited to secure any post-closing adjustment in the purchase price in Telvent Export’s favor and to secure the indemnification obligations of such Sellers. As of March 31, 2009, this amount was recorded within “Other long term liabilities” in the Company’s consolidated balance sheets.
     At the closing, Telvent Export also deposited a stand-by letter of credit into escrow in an amount of U.S. $12,100 (€ 9,092), which is equal to the aggregate amount of proceeds deferred by all deferring Employee Stockholders. Such letter of credit shall secure Telvent Export’s obligation to pay, subject to certain adjustments, such deferred amounts and interest to the applicable Employee Stockholders on December 31, 2011. As of March 31, 2009, this amount is recorded within “Other long-term liabilities” in the Company’s consolidated balance sheets.
     The Company financed the acquisition partially through the proceeds of a private placement of 4,847,059 ordinary shares of the Company to certain of its existing and new investors, including Telvent Corporation, S.L., a subsidiary of Abengoa, at a negotiated purchase price of $21.25 per share, for an aggregate consideration of approximately U.S. $103,000; partially through the proceeds of an unsecured loan agreement with Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España, in the amount of € 57,500; and from the Company’s own resources and proceeds of its initial public offering.
     The Company has not yet completed the purchase price allocation to the fair value of the tangible assets and identifiable intangible assets acquired and liabilities assumed (the “net assets”). Amounts have been allocated preliminarily to customer relationships, brand names and other intangible assets based on the book value of such assets on DTN’s balance sheet at the purchase date. The excess of the purchase price over the net book value of the net assets acquired has been preliminary allocated to goodwill. The following is a summary of the preliminary allocation at the date of acquisition (in thousands of Euros):

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)

As of
October 28,
2008
Cash and cash equivalents	€13,565
Other currents assets	11,722
Tangible assets	16,017
Deferred tax assets	10,580
Liabilities assumed	(206,442)
Intangible assets — customer relationships	19,779
Other intangible assets	8,496
Goodwill	313,990

Total purchase price	€187,707
     The results of operations of DTN have been included in the Company’s Energy, Environment and Agriculture segments from the date of its acquisition.
7. Financial Instruments
     The majority of the Company’s assets, liabilities, sales and costs are denominated in Euros. The Company enters into contracts where revenues and costs are denominated in other currencies, principally the U.S. Dollar. The Company’s foreign subsidiaries also enter into contracts principally denominated in local currencies, the U.S. Dollar or the Euro that are managed against the relevant functional currency or the Euro. The Company manages foreign exchange exposures in accordance with internal policies and guidelines. This is performed on an individual contract basis using foreign exchange contracts that generally have maturities of three months to twelve months and mature when the forecasted payments or collections are anticipated to occur. The counterparties to these contracts are highly-rated financial institutions.
     Although the forward exchange contracts are used solely as economic hedges, the Company began applying hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, starting January 1, 2007, on contracts entered into beginning on such date. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the consolidated balance sheets, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs. Derivative transactions entered into prior to January 1, 2007, are recorded at fair value with changes in fair value recorded directly against earnings.
     The following table provides quantitative information about the Company’s outstanding foreign exchange contracts by principal currency.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)

	As of March 31, 2009
	(Unaudited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
U.S. Dollars	€2,473	€71,464	€5,317	€92,944
Canadian Dollars	19	650	22	200
Morocco Dirhams	231	1,683	—	—
Jordan Dinars	31	679	—	—
Qatari Riyals	8	601	176	3,688
Japanese Yen	9	—	9	399
Thai Bahts	—	—	1	1,045
Kuwaiti Dinar	—	399	1,062	7,490
Chinese Yuan	81	1,193	—	—
Euro	40	3,595	162	7,927

	€2,892	€80,264	€6,749	€113,693
Interest rate contracts:
Interest rate caps and swaps	384	82,465	3,456	117,523

Total	€3,276	€162,729	€10,205	€231,216

	As of December 31, 2008
	(Unaudited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
U.S. Dollars	€6,599	€63,001	€7,808	€78,893
Canadian Dollars	12	670	42	458
Morocco Dirhams	379	1,600	—	—
Jordan Dinars	11	381	19	661
Qatari Riyals	292	4,256	17	318
Japanese Yen	—	—	5	415
Thai Bahts	34	1,022	—	—
Swedish Kronor	349	2,348	—	—
Kuwaiti Dinar	—	—	1,374	9,186
Chinese Yuan	19	1,049	2	198
Euro	465	6,116	104	1,526

	€8,160	€80,443	€9,371	€91,655
Interest rate contracts:
Interest rate caps and swaps	384	82,026	4,200	112,380

Total	€8,544	€162,469	€13,571	€204,035

     The above table includes embedded derivatives that the Company bifurcates from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value in our consolidated balance sheets, with related gains and losses recorded in earnings.
     The Company also is exposed to interest rate risk from its interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-months or one-year both EURIBOR and LIBOR, plus the applicable margins.
     The Company manages certain specific exposures using interest rate caps to limit the impact of interest rate increases. These contracts mature between 2009 and 2022. The exposure of the Company is limited to the premiums paid to purchase the caps. Total premiums paid to purchase

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
the caps were € 382 and € 18 during the three-month period ended March 31, 2009 and during the year ended December 31, 2008.
     The ineffective portion of changes in fair value of hedge positions, reported in earnings for the three-month period ended March 31, 2009, amounted to € (264), and has been recorded within “Financial expense” in the Company’s consolidated statement of operations.
     The effective portion of cash flow hedges recorded in other comprehensive income, amounted to € (2,135), net of tax. € (1,655) will be reclassified to earnings over the next twelve months.
     Derivative transactions entered into prior to January 1, 2007, are recorded at fair value with changes in fair value recorded directly against earnings.
8. Due To and From Related Parties
     During the normal course of business, the Company has conducted operations with related parties, through the performance of projects, loan contracts and advisory services. The transactions are completed at market rates. The details of balances with group companies and related parties are as follows:

	As of	As of
	March 31,	December 31,
	2009	2008
	(Unaudited)	(Unaudited)
Due from related parties:
Trade receivable	€11,567	€1,228
Credit line receivable	8,927	17,094

	€20,494	€18,322

Due to related parties:
Trade payables	€21,479	€16,823
Credit line payable	50,688	12,282

	€72,167	€29,105

     The Company has an available bilateral credit agreement with its parent, Abengoa of approximately € 90,057 (€ 60,000 related to Telvent on a consolidated basis, plus an additional U.S. $30,000 available to Telvent Mexico and U.S. $10,000 available to Telvent Energia, which was converted from U.S. Dollars to Euros based on the exchange rate at close on March 31, 2009).

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     Under the bilateral credit agreement between Abengoa and Telvent on a consolidated basis, if any of the parties to the bilateral credit agreement requests an advance that would cause the total amount owing by that party to exceed the established credit limit, the other party can decide to lend that amount, at its sole discretion. In this case, according to the terms of the bilateral agreement, the credit limit is automatically modified between both parties, with no need to sign a new agreement. The Company’s net credit line payable under this credit arrangement as of March 31, 2009 was € 41,761 with € 48,296 remaining available to us as of this date.
     The Company will incur no costs or receive any payments under the arrangement unless it actually uses or loans any of the available funds.
9. Commitments and Contingencies
Commitments
          On November 23, 2007, the Company’s subsidiary, Telvent Outsourcing, S.A. (“Telvent Outsourcing”) acquired an additional 10% interest in Grupo S21 Sec Gestion, S.A. (“S21 Sec”), increasing its total ownership stake to 15% with a carrying value of € 5,582 (carried at cost). S21 Sec is a leading Spanish company specializing in computer security. Navarra de Gestión para la Administración S.A.’s (“NGA”) also has an option to sell an additional 10% of the shares of S21 Sec to the Company on or before October 31, 2010, conditional upon the Company or any company of the Abengoa Group investing € 15,000 in the territory of Navarra. The Company does not have the obligation or intent to make such investments, in which case NGA could still have the option to sell the 10% stake of S21 Sec to the Company at a price not to exceed € 3,900.
     On April 27, 2007, the Company’s subsidiary, Telvent Traffic North America, Inc. (“Telvent Traffic”), completed the acquisition of 100% of the shares of Caseta Technologies, Inc. (“Telvent Caseta”). The stock purchase agreement with respect to the acquisition provides for contingent and variable earn-out payments and post-closing adjustments. As of March 31, 2009, the total payments made for this acquisition amounted to U.S. $ 12,057 and our best estimate of the potential earn-out payments under this agreement amounted to U.S. $ 2,150 as of this date. There is an overall limit of U.S. $20,728 on the aggregate purchase price. The Company is not required to make any future payments that would cause the aggregate purchase price to exceed that limit.
     On October 1, 2007, the Company’s subsidiary, Telvent Outsourcing, completed the acquisition of 58% of Matchmind Holding, S.L. and its subsidiaries, Matchmind, S.L. and Matchmind Ingenieria de Software, S.L., (collectively, “Matchmind”) for € 24,646. The remaining shares are held by part of Matchmind’s management team, with 2% being held by its founder and former president. The agreement provides that the Company will acquire the remaining 42% of Matchmind in three different phases, acquiring 12%, 10% and 20% in 2009, 2010, and 2011, respectively. As described in note 11, on May 21, 2009, such agreement was modified to accelerate the purchase of such shares. The Company adopted Emerging Issues Task Force Topic No. D-98, Classification and Measurement of Redeemable Securities (“EITF D-98”), in conjunction with its adoption of FAS 160, during the first quarter of 2009. This standard is

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
applicable for all noncontrolling interests where the Company is subject to a put option under which it may be required to repurchase an interest in a consolidated subsidiary from the noncontrolling interest holder. As described above, the Company, at March 31, 2009, was subject to a redeemable put option for the purchase of the remaining 42% of Matchmind. At March 31, 2009 and December 31, 2008, the redemption value of the put (including dividends payable) was € 20,020 and is reflected in the Consolidated Balance Sheets as “Redeemable noncontrolling interest”. The retrospective impact of applying EITF D-98 was a reduction to opening “Additional Paid in Capital” of € 16,356.
     As described in Note 6, on October 28, 2008 the Company’s subsidiary, Telvent Export, completed the acquisition of 100% of the shares of DTN for a purchase price of U.S. $250,978 (€ 187,707) including acquisition costs, payable in two payments: a cash payment made on the closing; and a deferred payment to certain stockholders of DTN who are DTN employees (the “Employee Stockholders”). See Note 6 for complete details of the commitments assumed in this acquisition.
     As described in Note 3, on May 28, 2008, the Company and the DMS Group formed a limited liability company joint venture, Telvent DMS, LLC, for the purpose of product development. Telvent Energía agreed to make a total investment of € 6,111 related to the joint venture. As of March 31, 2009, € 4,444 of this committed investment was made. The Company is committed and obligated to make payments for the remaining € 1,667.
     On February 3, 2009, the Company’s subsidiary, Telvent Farradyne, signed an asset purchase agreement through which it acquired certain of the assets of Northern Lakes Data Corp. (“NLDC”), including NLDC’S proprietary back office / customer service center software product called “TollPro” as well as NLDC’s interest in the license agreements and services contracts relating to NLDC’s back office systems delivered for the SR-91 toll collection system in Orange County, California. The purchase price for these assets was U.S. $1,500. In addition, Telvent Farradyne also entered into a Consulting Services Agreement under which Telvent will pay a total of U.S. $2,500 through installments payable every six months starting July 1, 2009. In addition, Telvent will pay NLDC additional commission payments (up to a maximum not to exceed U.S. $5,000) in respect of contracts bookings signed by Telvent during the four (4) years from 2009 through 2012 related to back-office and customer service center systems utilizing the TollPro Software.
Contingencies
     From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business.
     On June 13, 2006, a court in Spain issued a judgment stating that the award of the concession contract for the Advanced Digital Services Center for the City of Almería (the “El Toyo Project”) to Telvent was void on the grounds that the procurement procedures followed by the government of the City of Almería (the “City”) in awarding the contract were inadequate. The City filed an appeal against the judgment. On July 6, 2006, Telvent, as an interested party, also filed an appeal.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
The filing of the appeals rendered the judgment ineffective until all of the appeals have been resolved. On May 26, 2008, the Spanish appeals court issued a judgment accepting the appeal filed by Telvent. The appeals court revoked the judgment made on June 13, 2006 and replaced that judgment with a declaration that the awarding of the concession contract to Telvent by the City was valid. The other parties to the appeal did not exercise their right to appeal the judgment to the Supreme Court in Spain; therefore, the Company considers that the court proceeding has now been concluded.
     As of March 31, 2009, the development and installation work for the El Toyo project was complete, although acceptance by the city has not yet been obtained.
     Based on the information presently available, including discussions with counsel, management believes that resolution of these matters will not have a material adverse effect on the Company’s business, consolidated results of operations, financial condition or cash flows.
Guarantees
     In the normal course of business, the Company provides performance guarantees in the form of performance bonds to customers that secure our fulfilment of the terms of the underlying contract. These bonds are for a fixed monetary amount and match the duration of the underlying contract which is generally between 18 and 36 months. We request similar bonds from sub-contractors to mitigate this risk. The guarantees are generally not drawn upon as we usually successfully complete the contract or renegotiate contract terms.
     As of March 31, 2009, the Company maintains the following guarantees:

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
		(Unaudited)

Performance guarantees	€247,521	€17,545	€—
Financial guarantees	30,126		—

	€277,647	€17,545	€—

     Financial guarantees include € 25,473 corresponding to stand-by letters of credit signed in connection with our acquisition of DTN. As described in Note 6, the DTN stock purchase agreement provides for two stand-by letters of credit, for a total amount of U.S. $34,019 plus interest (€ 25,473).
     The maximum potential payments represent a “worst-case scenario” and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to partially offset the Company’s payments under guarantees.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
Product Warranties
     The Company provides warranties in connection with all of its sales contracts except for housing, hosting and maintenance contracts. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, the Company has not incurred any material unexpected costs associated with servicing its warranties.
10. Segments and Geographic Information
     The Company changed, effective November 1, 2008, its internal reporting structure, and from such date, has five reportable operating segments consisting of Energy, Transportation, Environment, Agriculture, and Global Services. The Public Administration segment, which was reported separately in prior reporting periods, has now been incorporated into the Company’s Global Services segment. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin. Prior period segment information has been restated to conform to current year presentation.
•	Energy focuses on providing real-time IT solutions, market data and business information services to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in three primary areas: electricity, oil & gas.

•	Transportation provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.

•	Environment focuses on the observation and forecasting of the weather, the climate, the air quality and the hydrology and its impact on the different economic sectors together with the provision of technology oriented to improve the use and management of water resources done by water utilities.

•	Agriculture provides information services, including critical business information and trading services, that support the agriculture supply-chain, including producers, originators, traders, and food processors in the U.S. and Canada.

•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (“ICT”). It comprises consulting, integration and outsourcing and IT infrastructure management services to enable the evolution and control of our customers’ current and future technology needs.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)

	Three-Month Period Ended March 31, 2009 (Unaudited)
	Energy	Transportation	Environment	Global Services	Agriculture	Total
Revenues	€51,569	€51,252	€15,028	€43,675	€20,997	€182,521
Cost of revenues	(32,985)	(35,677)	(9,477)	(30,869)	(4,643)	(113,651)

Gross profit	€18,584	€15,575	€5,551	€12,806	€16,354	€68,870

Operating expenses						(48,450)
Other income (expense), net						(12,819)

Income before income taxes						€7,601

	Three-Month Period Ended March 31, 2008 (Unaudited)
	Energy	Transportation	Environment	Global Services	Agriculture	Total
Revenues	€40,736	€47,245	€8,448	€42,252	€—	€138,681
Cost of revenues	(30,927)	(34,751)	(6,547)	(30,435)	—	(102,660)

Gross profit	€9,809	€12,494	€1,901	€11,817	€—	€36,021

Operating expenses						(26,621)
Other income (expenses), net						(2,306)

Income before income taxes						€7,094

     The majority of the joint ventures’ net revenues consolidated by the Company due to FIN 46-R are included in the Company’s Transportation segment.
Assets by segment
     The Company evaluates its assets by segment to generate information needed for internal control, resource allocation and performance assessment. This information also helps our management to establish a basis for asset realization, determine insurance coverage, assess risk exposure, and meet requirements for external financial reporting.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     Segment assets of the Company are as follows:

	As of March 31, 2009 (Unaudited)
	Energy	Transportation	Environment	Global Services	Agriculture	Total
Segment assets	€282,387	€306,059	€97,497	€172,755	€235,822	€1,094,520
Unallocated assets						1,955

Total assets						€1,096,475

	As of December 31, 2008 (Audited)
	Energy	Transportation	Environment	Global Services	Agriculture	Total
Segment assets	€254,998	€304,385	€97,759	€153,495	€221,666	€1,032,303
Unallocated assets						18,920

Total assets						€1,051,223

     Unallocated assets include certain financial investments and other assets held for the benefit of the entire Company.
Geographic Information
     For the three months ended March 31, 2009 and 2008, sales outside of Spain comprised 59.1% and 46.0% of the Company’s revenues, respectively. Revenues consisted of sales to customers in the following areas:

	Three-Months Ended March 31,
	2009	2008
	(Unaudited)

Europe	€79,404	€84,172
Latin America	24,670	15,428
North America	64,909	24,365
Asia-Pacific	5,302	4,378
Middle-East and Africa	8,236	10,338

	€182,521	€138,681

     The most significant investments included in property, plant and equipment, net of depreciation, outside of Spain, are located in:

	As of	As of
	March 31,	December 31,
	2009	2008
	(Unaudited)	(Unaudited)
Portugal	€4,887	€4,646
North America	16,298	15,999
Latin America	621	596
China	1,997	1,936
Others	239	229

	€24,042	€23,406

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
11. Subsequent Events
     On April 29, May 14 and May 21, 2009, our subsidiary, Telvent Traffic, entered into amendments to its credit agreement (the “Credit Agreement”) with Bank of America, N.A. (successor to LaSalle Bank National Association), dated May 31, 2006, for the purposes of extending the termination date of such Credit Agreement. The tenth amendment, signed on May 21, 2009, extends the termination date of the Credit Agreement to April, 30, 2010, and establishes the new interest rates applicable to the loans. Loans under the Credit Agreement bear interest on the outstanding principal amount at a rate per annum equal to either (depending on the election made by Telvent Traffic): (i) the prime rate in effect as publicly announced by Bank of America N. V. plus a Base Rate Loan Applicable Margin of 2.00% or (ii) the LIBOR for U.S. dollar deposits in the London Interbank Eurodollar market, plus a Libor Loan Applicable Margin of 3.00%. In connection with these amendments, the Company reaffirmed its commitment to guarantee all of the obligations under the Credit Agreement. As of March 31, 2009, € 18,786 was outstanding under this agreement.
     On May 12, 2009, the Company paid a dividend of € 0.36 per share on its ordinary shares to its shareholders of record at April 28, 2009. The payment was voted on and approved by the Company’s shareholders on March 26, 2009 at its Ordinary Shareholder’s Meeting. Such dividend, less applicable Spanish withholding taxes, was paid at the exchange rate set by the Spanish “Boletín Oficial del Estado” for March 26, 2009.
     On May 21, 2009, our subsidiary, Telvent Outsourcing, entered into two definitive agreements to purchase the remaining 42% interest in Matchmind, and thus fully complete the purchase of all of Matchmind’s issued and outstanding shares of capital stock. The Company has held 58% of Matchmind since October of 2007. The first agreement provides for the purchase of 40% of the remaining Matchmind interests from its management shareholders for an aggregate purchase price of € 17,842. The second agreement provides for Telvent Outsourcing to acquire from José Luis Galí, Matchmind’s founder and former president, the remaining 2% of Matchmind interests, for a purchase price of € 895. These agreements are subject to customary closing conditions.
     In connection with the acquisition of Matchmind described above, on May 21, 2009, the Company entered into an amendment and restatement of its unsecured loan agreement signed with Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España on September 12, 2008. Under the amended and restated unsecured loan agreement, the Company has the right to borrow from Caixa d’Estalvis I Pensions de Barcelona, as a new lender, an additional € 20,000 under two new subtranches: (i) Subtranche A1, in the amount of € 3,634, and (ii) Subtranche B1, in the amount of € 16,366. Subject to certain customary conditions precedent to the first drawdown, the Company may make a single drawdown on closing under Subtranche A1 and multiple drawdowns under Subtranche B1 until December 2009. Commitments with respect to any amounts undrawn as of that date will be cancelled. Subtranche A1 will be due and payable in one installment on September 12, 2009. Subtranche B1 will be due and payable in one installment of € 1,754 on September 12, 2009 and in annual installments of € 3,653 on September 12 of each year thereafter through and including September 12, 2013. The loans will bear interest at a rate calculated on the basis of EURIBOR plus a spread of 2.50%. However, beginning December 31, 2009, loans under Tranche B and Subtranche B1 will bear interest at a rate calculated on the basis of EURIBOR plus a spread ranging from 1.75% to 2.75%. The new loan agreement includes customary provisions for transactions of this nature, including mandatory prepayment events, financial covenants, representations and warranties, affirmative and negative covenants and events of default.

B. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
     We are an IT solutions and business information services provider for a sustainable and secure world that specializes in high value-added, real time products, services and integrated solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Agriculture), as well as Global Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services, real-time business-to-business information services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
     Our mission-critical real-time solutions and applications collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence. We are capable of providing solutions to link this business intelligence to our customers’ enterprise information technology systems.
     Since our DTN acquisition in October 2008, we are also able to deliver business-critical market intelligence, commercial weather, trading, and supply-chain services supporting the production, trading and distribution of agriculture and energy commodities. In addition, we also leverage our proprietary weather technologies to serve weather-sensitive businesses in key sectors including aviation, transportation, and public safety.
     Our customers include some of the largest energy and utility companies, transportation authorities, a number of government environmental agencies, and local and central governments in our core geographies.
     Our business is organized in three primary ways: across segments, across information technology solutions and across geographic areas.
Results of Operations
     On October 28, 2008 our subsidiary, Telvent Export, S.L. (“Telvent Export”), completed a stock purchase agreement pursuant to which it acquired all of the issued and outstanding shares of the capital stock of DTN Holding Company, Inc. (“DTN”). DTN is a business information service provider providing critical data to key decision makers across the markets it serves, including agriculture, energy and environment. The results of operations of DTN are reflected in our results of operations for the three-month period ended March 31, 2009, but not in the corresponding period in 2008.
     The following sections provide comparative discussions of our results of operations by line item, by segment and by geographical region for the first quarter of each of 2009 and 2008.

			Percentage		Percentage
			of		of
			Revenues		Revenues
			for the		for the
			Three-		Three-
			Months	For the Three-	Months
	For the Three-Months Ended		Ended	Months Ended	Ended	Percentage
	March 31,		March 31,	March 31,	March 31,	Change
	2009(1)	2009	2009	2008	2008	2008-2009
	Amounts in thousands, except percentages and per share data)
Revenues	$242,041	€182,521	100%	€138,681	100%	31.6%
Cost of revenues	150,713	113,651	62.3	102,660	74.0	10.7%

Gross profit	91,328	68,870	37.7	36,021	26.0	91.2%
General and administrative	38,285	28,870	15.8	14,333	10.3
Sales and marketing	10,439	7,872	4.3	5,070	3.7
Research and development	6,404	4,829	2.6	4,507	3.2
Depreciation and amortization	9,122	6,879	3.8	2,711	2.0

Total operating expenses	64,250	48,450	26.5	26,621	19.2

Income from operations	27,078	20,420	11.2	9,400	6.8	117.2%
Financial income	12,737	9,605	5.3	2,645	1.9
Financial expense	(29,841)	(22,503)	(12.3)	(5,191)	(3.7)
Income from companies carried under the equity method	105	79	0.0	240	0.2

Total other income (expense)	(16,999)	(12,819)	7.0	(2,306)	(1.7)

Income before income taxes	10,079	7,601	4.2	7,094	5.1
Income tax expense	1,582	1,193	0.7	940	0.7

Net income	8,497	6,408	3.5	6,154	4.4

Loss (Profit) attributable to non-controlling interest	(373)	(281)	0.2	(251)	(0.2)

Net income attributable to the parent company	$8,124	€6,127	3.4	€5,903	4.3	3.8%

Basic and diluted net income attributable to the parent company per share	$0.24	€0.18		€0.20

Weighted average number of shares outstanding	34,094,159	34,094,159		29,247,100

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $1.3261 to € 1.00 (based on the noon buying rate on March 31, 2009). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

Bookings and Backlog
     New contract bookings, which represent new signed contracts in the period, regardless of performance, were € 228.4 million for the three months ended March 31, 2009, an increase of € 59.4 million, or 35.1%, as compared to new bookings of € 169.0 million for the three months ended March 31, 2008. We provide information regarding our bookings because we believe doing so provides useful trend information regarding changes in the volume of our new business over time.
     Backlog as of March 31, 2009 was € 668.3 million, an increase of € 93.2 million, or 16.2% from a backlog of € 575.1 million as of March 31, 2008. Our backlog represents the portion of our signed contracts for which performance is pending. In addition, soft backlog (representing pending performance on multi-year frame contracts for which there is no contractual obligation on the part of the client to fulfill the full contract amount) was € 233.9 million as of March 31, 2009, versus € 146.3 million in soft backlog for the three months ended March 31, 2008. Backlog excludes our pipeline of projects that we are pursuing but as to which we have not yet signed binding agreements.
Revenues

Three Months Ended	Three Months Ended
March 31,	March 31,	Percent Change
2009	2008	2008-2009
(Euros in thousands, except percentages)
€ 182,521	€ 138,681	31.6%
     The increase in revenues for the three-month period ended March 31, 2009 over the corresponding period in 2008 was mainly due to the incorporation of revenues coming from the acquisition of DTN, which was completed in October 2008. DTN contributed € 34.4 million for the three-month period ended March 31, 2009, with no corresponding contribution in the same period of the prior year. In addition our organic growth in revenues was 3.8% for the three-month period ended March 31, 2009 over the corresponding period of the prior year.
     For the three-month period ended March 31, 2009, we also consolidated additional revenues of € 5.8 million relating to other joint venture partners, with € 4.4 million in the corresponding period of the prior year.
Cost of Revenues

Three-Months	Percentage of	Three-Months	Percentage of
Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2009	March 31,	2008	Change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 113,651	62.3%	€ 102,660	74.0%	10.7%
     Cost of revenues decreased as a percentage of revenues period-to-period and, therefore, gross margins increased in 2009 over the corresponding three-month period of the prior year, primarily due to the inclusion of DTN, acquired during the last quarter of 2008. DTN’s information services business in refined fuels (reported in our Energy segment), Environment and Agriculture contribute with significantly higher margins than traditional Telvent business activities, as revenues are generated through a recurring subscription based business model and not on a project by project basis. In addition, our continuous efforts to provide higher value-added services and solutions, which contribute higher margins, have proven beneficial to increase our gross margin levels.
     Cost of revenues for the three-month periods ended March 31, 2009 and March 31, 2008 included € 5.7 million and € 4.3 million, respectively, due to the effect of the consolidation of our temporary joint venture consortiums, which represents the cost of revenues attributable to other joint venture partners. Such consolidated costs reduced our gross margin. Excluding the effect of these other joint venture partners, our gross margins for the three-month periods ended March 31, 2009 and March 31, 2008 would have been 38.9% and 26.7%, respectively.
General and Administrative

	Percentage of	Three-Months	Percentage of
Three-Months Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2009	March 31,	2008	Change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 28,870	15.8%	€ 14,333	10.3%	101.4%
     Our general and administrative expenses increased from the three-month period ended March 31, 2008 to the three months ended March 31, 2009, mainly as a result of the consolidation of general and administrative costs from DTN, acquired during the last quarter of 2008, which contributed with € 13.0 million during the three-month period ended March 31, 2009, with no corresponding contribution in the same period of the prior year.
     Absent the consolidation of general and administrative expenses coming from DTN, general and administrative costs have remained fairly stable as a percentage of revenues. We intend to continue on our efforts to increase efficiency through the integration of our acquisitions and through other initiatives to produce general and administrative cost savings.
Sales and Marketing

	Percentage of	Three-Months	Percentage of
Three-Months Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2009	March 31,	2008	Change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 7,872	4.3%	€ 5,070	3.7%	55.3%
     Our sales and marketing expenses have increased as a percentage of revenues from the three-month period ended March 31, 2008 to the three-month period ended March 31, 2009 primarily due to the consolidation of sales and marketing expenses from DTN, which contributed € 2.4 million in the first quarter of 2009, with no corresponding contribution over the same period of the prior year. Without the contribution of DTN, our sales and marketing expenses would have been fairly constant at approximately 3.7% as a percentage of revenues.
Research and Development

	Percentage of	Three-Months	Percentage of
Three-Months Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2009	March 31,	2008	Change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 4,829	2.6%	€ 4,507	3.2%	7.1%
     Our research and development expenses decreased slightly as a percentage of revenues in the three-month period ended March 31, 2009 over the corresponding period in 2008. We strive to maintain a level of investment in research and development of approximately 3.5% as a percentage of revenues (including grants and subsidies), and excluding the effect of the consolidation of our temporary consortiums. We also expect to continue to optimize our research and development expenses after the reorganization of our research and development department across our global operations and with the realization of synergies from the integration of the businesses that we have acquired. The number of our research and development projects that are related to the development of higher value-added applications is expected to increase in line with our strategy.
Depreciation and Amortization

	Percentage of	Three-Months	Percentage of
Three-Months Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2009	March 31,	2008	Change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 6,879	3.8%	€ 2,711	2.0%	153.7%
     Our depreciation and amortization expense increased from the three-month period ended March 31, 2009 to the three-month period ended March 31, 2008 as a result of the amortization expense related to intangibles arising from the purchase price allocation of our acquired businesses, such as backlog (customer contracts), purchased software technology and customer relationships. This amortization expense was € 4.0 million for the three-month period ended March 31, 2009 and € 1.5 million for the three-month period ended March 31, 2008. The increase is due to the acquisition of DTN and related intangible asset amortization.
Financial Income (Expense), Net

	Percentage of	Three-Months	Percentage of
Three-Months Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2009	March 31,	2008	Change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ (12,898)	(7.0)%	€ (2,546)	(1.8)%	406.6%

     Net financial expense increased significantly from the first quarter of 2008 to the first quarter of 2009 mainly due to the interest expense of € 1.5 million related to the syndicated credit agreement with Caja Madrid and ING Belgium S. A., signed on September 12, 2008 to finance our DTN acquisition, and the € 3.8 million in interest expense that DTN incurred under its own syndicated credit agreement. In addition, we incurred in interest expense of € 1.0 million related to the bilateral credit arrangement with Abengoa. Furthermore, we had an increase in negative exchange rate differences of € 5.3 million, which was partially offset by a decrease in the fair value of hedged instruments of € 1.0 million.
Segment Analysis
     We changed, effective November 1, 2008, our internal reporting structure, and from such date, we have five reportable operating segments consisting of Energy, Transportation, Environment, Agriculture, and Global Services. The Public Administration segment, which was reported separately in prior reporting periods, has now been incorporated into our Global Services segment. The segments are grouped with reference to the types of services provided and the types of clients that use those services. We assess each segment’s performance based on net revenues and gross profit or contribution margin. Prior period segment information has been restated to conform to current year presentation.
•	Energy focuses on providing real-time IT solutions, market data and business information services to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in three primary areas: electricity, oil & gas.

•	Transportation provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.

•	Environment focuses on the observation and forecasting of the weather, the climate, the air quality and the hydrology and its impact on the different economic sectors together with the provision of technology oriented to improve the use and management of water resources done by water utilities.

•	Agriculture provides information services, including critical business information and trading services, that support the agriculture supply-chain, including producers, originators, traders, and food processors in the U.S. and Canada.

•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (“ICT”). It comprises consulting, integration and outsourcing and IT infrastructure management services to enable the evolution and control of our customers’ current and future technology needs.

	Three-Months Ended March 31, 2009
	(Euros in thousands, except percentages)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€51,569	€51,252	€15,028	€43,675	€20,997	€182,521
Gross profit	€18,584	€15,575	€5,551	€12,806	€16,354	€68,870
Gross margin	36.0%	30.4%	36.9%	29.3%	77.9%	37.7%

	Three-Months Ended March 31, 2008
	(Euros in thousands, except percentages)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€40,736	€47,245	€8,448	€42,252	—	€138,681
Gross profit	€9,809	€12,494	€1,901	€11,817	—	€36,021
Gross margin	24.1%	26.4%	22.5%	28.0%	—	26.0%
     Energy

	Three-Months Ended March 31,
	2009	2008
	(Euros in thousands, except percentages)
Revenues	€51,569	€40,736
Gross profit	€18,584	€9,809
Gross margin	36.0%	24.1%
Revenue growth rate over prior period	26.6%	(26.4)%
     Our Energy segment revenues increased from € 40.7 million to € 51.6 million, or 26.6%, in the three-month period ended March 31, 2009, when compared to the same period in 2008, mainly due to the revenue contribution during the first quarter of 2009 of the refined fuels activities from DTN, with no contribution in the same period of the prior year. In addition, our revenues increased as a result of good performance of our Oil & Gas activities in Latin America.
     Without the inclusion of revenues from the refined fuels business of DTN, revenues in our Energy segment increased by 6.8% when comparing the first quarter of 2009 to the first quarter of 2008.
     Gross margins in our Energy segment significantly increased from 24.1% in the first quarter of 2008 to 36.0% in the same period of 2009. The improvement experienced in gross margin is primarily due to the lower revenue contribution from the Vattenfall project, which had a lower gross margin, and the higher margin of our refined fuels activity from the DTN acquisition.
     Total backlog, as of March 31, 2009, in our Energy segment amounted to € 202.2 million, which include € 20.1 million in soft backlog.

          Oil & Gas
     Revenues in the Oil & Gas sub-segment increased by 98.9%, from € 15.4 million in the three-month period ended March 31, 2008 to € 30.5 million in the same period of 2009. This significant revenue increase in our Oil & Gas sub-segment was primarily due to the revenue contribution from the refined fuels activities from DTN. Additionally, gross margins in our Oil & Gas sub-segment increased from 26.8% in the first three months of 2008 to 40.0% in the same period in 2009, primarily due to the higher margin contribution of DTN’s refined fuels activity, and the higher margins obtained in our North American Oil & Gas business.
North America continues to be the largest revenue contributor in our Oil & Gas sub-segment, accounting for approximately 61% of our total Oil & Gas sub-segment revenues worldwide. In the first quarter of 2009, revenues in this region amounted to € 18.7 million, while revenues in the same period of 2008 were € 10.7 million, a 74.4% increase. In addition, we had a strong quarter in bookings in North America, where we have signed contracts with customers such as Atco Pipeline, Enogex and Talisman IT. Furthermore, we believe that integrated solutions with OASyS® SCADA, SimSuite Transient Modeling, Power Optimization and other liquid and gas suites remain a strong differentiator that will help maintain growth in this region.
     In Latin America, revenues increased from € 2.9 million in first quarter 2008, to € 8.7 million in the same period of 2009, mainly due to the execution of important projects signed with PEMEX in Mexico at the beginning of 2009. We believe that the strong pipeline of commercial opportunities identified in Mexico in 2007 and 2008 are beginning to materialize, and these new bookings should provide a solid foundation for improving revenue levels in this region going forward.
           Electricity
     Our revenues for the electric utility business for the period decreased from € 25.4 million to € 21.0 million in the first quarter of 2009, mainly due to the revenue wind-down of our Smart Metering project in Sweden, which is now in the operations and maintenance phase. However, gross margins in the first three months of 2009 was 30.3%, compared to 27.3% in the same period of 2008, as this project had lower than average margins.
     In Europe, we experienced a revenue decrease from € 13.6 million in first quarter of 2008 to € 6.9 million in the first quarter of 2009, as a result of the Smart Metering project mentioned above. However, bookings in this region have remained strong in the first quarter, where we have signed projects with recurrent customers such as Endesa, REE, Vattenfall, as a result of the strong commercial activity and the good momentum of our Smart Grid strategy. In addition, we have achieved an increase in bookings in the power traction business in this region.
     In North America, the electric utility business revenues increased by 86.6% when comparing the € 3.9 million in revenues for the three-month period ended March 31, 2008 to the € 7.3 million in revenues for the same period in 2009. We believe that the market continues to respond very positively to our Smart Grid Solution offering. The announcement of our Smart Grid “Demonstration Project in a Box”, which helps utilities deploy their solutions in a rapid, pre-configured way, is receiving a tremendous amount of attention in a market responding to short fuse stimulus funding opportunities. We believe that the stimulus funding that has been made available for Smart Grid initiatives continues to fuel a very strong interest in kicking off

DMS, GIS, and OMS projects. This had led to substantial growth in bookings in this region and we anticipate further strong bookings for the second quarter of the year. Finally, we expect that the demand for Smart Network RTUs will continue to increase in association with these Smart Grid Projects.
     In Latin America, revenues in the first quarter of 2009 decreased 8.4%, from € 6.4 million in the first quarter of 2008 to € 5.9 million in the same period of 2009. The decrease in revenues in this region was mainly due to a slowdown in certain countries. Nonetheless, we expect to maintain a solid position in this region going forward, as a result of our Smart Grid Solution strategy and other identified opportunities.
     In the Asia-Pacific region, in the three months ended March 31, 2009 results were in line with those reported for the same period of the previous year. We are identifying opportunities being fueled by the marketing of our Smart Grid Solutions in China and Australia, focused mainly in GIS and DMS applications.
     Transportation

	Three-Months Ended March 31
	2009	2008
	(Euros in thousands, except percentages)
Revenues	€51,252	€47,245
Gross profit	€15,575	€12,494
Gross margin	30.4%	26.4%
Revenue growth rate over prior period	8.5%	12.9%
     Our Transportation segment’s revenues for the three-month period ended March 31, 2009 increased by 8.5%, as compared to the three-month period ended March 31, 2008. This growth was purely organic and primarily resulted from the good performance of our North American operations and the significant contribution of international projects in Brazil, Panama and Venezuela. In addition, gross margin also increased from 26.4% in the first quarter of 2008 to 30.4% in the same period of 2009, as a result of the contribution of significant projects with higher margins in Latin America.
     In Europe, where the majority of our projects in this segment are being executed, revenues for the three-month period ended March 31, 2009 decreased by 5.8%, as compared to the three-month period ended March 31, 2008. This decrease was primarily the result of delays in the awarding of some expected projects as a result of a slowdown in investments by municipalities and transportation agencies. In Spain, where most of our European activity is, many government agency and municipality budgets are being reduced for 2009, and private sector investment is decreasing due, in part, to difficulties in financing new projects. However, as most of our business in transportation is related to critical infrastructures to be built or maintained, with no or few delays allowed by users, we believe we are in a good position for continued growth.
     In North America, our revenues in this segment were € 11.6 million during the three-month period ended March 31, 2009, compared to the € 8.6 million in revenues for the same period in 2008. As mentioned above, this quarter-over-quarter increase in revenues was primarily due to the good business performance experienced in this region and, to a lesser extent, due to the U.S. Dollar appreciation against the Euro when comparing the aforementioned periods.
     In Latin America, our revenues significantly increased by 98.6% quarter-over-quarter, growing from € 4.8 million in the three-month period ended March 31, 2008 to € 9.5 million in the same period of 2009, as a result of the contribution from certain large projects in Venezuela, Brazil and Panama.
     In the Asia-Pacific region, our revenues decreased slightly for the three-month period ended March 31, 2009 as a result of delays in projects in China.
     In the Middle-East and Africa regions, our revenues were € 5.5 million in the three-month period ended March 31, 2009, compared to € 7.4 million for the same period in 2008. This decrease results from the higher contribution in the first quarter of 2008 of the Automatic Traffic Violation Administering and Monitoring (“ATVAM”) project in Saudi Arabia, which was signed at the end of 2007.
     Backlog in our Transportation segment in the first quarter 2009 amounted to € 330.3 million, which includes € 46.1 million in soft backlog.
     Environment

	Three-Months Ended March 31
	2009	2008
	(Euros in thousands, except percentages)
Revenues	€15,028	€8,448
Gross profit	€5,551	€1,901
Gross margin	36.9%	22.5%
Revenue growth rate over prior period	77.9%	(1.3)%
     Revenues in our Environment segment for the three-month period ended March 31, 2009 increased significantly, from € 8.4 million to
€ 15.0 million. This increase was primarily due to the revenue contribution from the weather information business of DTN, which was acquired in October of 2008, and good business performance in the Europe and North America regions. Without the inclusion of revenues from the weather information business of DTN, revenues in our Environment segment increased by 14.0% when comparing the three-month period ended March 31, 2009 to the three-month period ended March 31, 2008. Gross margin for our Environment segment in the period was 36.9%, compared to 22.5% in gross margin for the same period in 2008.
     In Europe, which represented more than 41% of the Environment segment, most of our revenues are generated in Spain. However, this percentage is gradually decreasing as we continue to grow in other geographic regions. Revenues in Europe amounted to € 6.2 million during the three-month period ended March 31, 2009, representing a 32.3% increase over the same period in 2008. This increase quarter-over-quarter was primarily due to the significant contribution of the hydrological business in Spain, where we have now in progress turn-key, maintenance and operations projects in four river basins.

          Revenues in North America, which represented approximately 44% of our total revenues in this segment during the three-month period ended March 31, 2009, amounted to € 6.6 million, compared to revenues of € 1.1 million in the same period of 2008. This significant increase in revenues quarter-over-quarter was primarily due to the contribution of the weather information business of DTN, from which we sell commercial-grade weather and location-based alerting services to businesses where weather is a critical business input. These revenues are highly recurrent, with a retention rate of approximately 85.0%.
          In the Middle-East and Africa regions, our revenues for three-month period ended March 31, 2009 amounted to € 1.8 million, compared to € 1.1 million in the same period of 2008. The increase is due to the contribution of the large Water Distribution project in progress in Libya for the Great Man-Made River Authority, which is expected to continue generating significant revenues in the next quarters. However, our multi-year projects in Qatar and Kuwait are now in a lower recurrent revenue stream stage.
       Backlog in our Environment segment as of March 31, 2009 amounted to € 59.7 million, which includes € 7.6 million in soft backlog.
          Agriculture

	Three-Months Ended March 31,
	2009	2008
	(Euros in thousands, except percentages)
Revenues	€20,997	—
Gross profit	€16,354	—

Gross margin	77.9%	—

Revenue growth rate over prior period	100%	—
     Agriculture is the new segment resulting from our acquisition of DTN on October 28, 2008.
          All revenues in our Agriculture segment are generated in North America and principally arise from the sale of critical agricultural business information and real-time market data solutions to top farm producers and agribusiness, along with small advertising revenue from our media segment, including The Progressive Farmer magazine.
               Our Agriculture segment contributed revenues of € 21.0 million for the first quarter of 2009, with a gross margin of 77.9%. This segment, which is over 90% subscription based, has revenue subscription retention rates above 90%, resulting in lower costs of sale, and hence, higher gross margins, than the rest of our segments. We have over 700,000 subscribers to our business information in our Agriculture segment, including 60,000 of the largest farm producers, paying for premium content; 12,000 originators including the largest elevators, ethanol plants and feedlots; and over 1,000 agribusiness customers using our risk management platform. Our largest customers include Bunge, FC Stone, John Deere, Con Agra and Cargill along with the majority of the largest corn and soybean producers in the U.S. During the first quarter of 2009, over 10 million bushels of grain were transacted though our grains trading portal between our 900 agribusiness portal locations and our 21,000 registered portal producers.

     First quarter results for our Agriculture segment were mixed with strong performance in our producer and agribusiness businesses, while partially offset by weaker performance in our advertising business due to the softness in the economy.
     Backlog in our Agriculture segment was € 68.9 million as of March 31, 2009, including € 28.4 million in soft backlog.
     Global Services

	Three-Months Ended March 31,
	2009	2008
	(Euros in thousands, except percentages)
Revenues	€43,675	€42,252
Gross profit	€12,806	€11,817
Gross margin	29.3%	28.0%
Revenue growth rate over prior period	3.4%	14.0%
     During the fourth quarter of 2008, we changed our business segments. Our former segment, Public Administration, was combined with our Global Services segment. All prior period results appearing in the segment information table above have been restated to conform to our new business segments presentation.
     Our Global Services revenues for the first quarter of 2009 amounted to € 43.7 million, compared to € 42.3 million in the same period of 2008. This increase quarter-over-quarter was achieved through organic growth. However, Global Services revenues were impacted by a slow-down in the business activity coming from our former Public Administration segment, which has been negatively affected by the slowdown in the local public administrations in Spain. Without the inclusion of revenues from our former Public Administration segment, revenues in our Global Services segment increased by 22.9% when comparing the first quarter of 2009 to the first quarter of 2008. In addition, gross margin in our Global Services segment increased from 28.0% in the first quarter of 2008 to 29.3% in the same period of 2009. We expect margins to be stable in this range, since most of the contracts are multi-year contracts (three to five years in average) with fixed monthly installments.
     Our Global Services segment is composed of three different divisions: Consulting (Business Consulting and Technology Consulting); Technology (Implementation and Development); and Outsourcing and IT Infrastructure Management (that includes both the services delivered from our software factory network and from our Data Center network). During the first quarter 2009, the segment’s business activities were distributed as follows: Outsourcing & IT Infrastructure Management (49%), Implementation & Development (37%), and Consulting (14%).
     Most of the revenues in this segment are recurrent and are generated in a variety of different business sectors. During the first three months of 2009, our business activity was distributed as follows: finance and insurance represented approximately 26%, energy, utilities and industry represented approximately 22%, public administration represented approximately 16%, healthcare represented approximately 11%, while the rest was distributed among the transport, agriculture, environment, retail and consumers and telecommunications, media and technology (TMT) sectors.

     Although we have already begun the development of our business in Brazil and have projects in the Dominican Republic, almost 100% of our business in the Global Services segment is carried out in Europe, in particular in Spain and Portugal.
     Total backlog in our Global Services segment as of March 31, 2009 amounted to € 241.1 million, which includes € 131.7 million in soft backlog.
Geographical Revenues
     The following table identifies our revenues by region during the three-month periods ended March 31, 2009 and March 31, 2008. Period-to-period changes in the geographical distribution of our revenues may be influenced by the contracts we perform in any particular period, and the changes may not reflect the long-term direction of our business.

			Percentage
	Three-Months Ended March 31,		Change
	2009	2008	2008 – 2009
	(Euros in thousands, except percentages)
Europe	€79,404	€84,172	(5.7)%
Latin America	24,670	15,429	59.9%
North America	64,909	24,364	166.4%
Asia-Pacific	5,302	4,378	21.1%
Middle-East and Africa	8,236	10,338	(20.3)%

Total	€182,521	€138,681	31.6%

Seasonality
     We do not believe there is inherent seasonality in our revenues as reported under U.S. GAAP. Historically, we have experienced fluctuations in the cash we receive throughout the year as we tend to receive greater payments in the first and fourth quarters than in the second and third quarters due to the budgetary cycles of some of our customers.
Changes in Financial Condition
     Operating Activities

	Three-Months	Three-Months
	Ended	Ended
	March 31,	March 31,
	2009	2008
	(Euros in thousands)
Net cash provided by (used in) operating activities	€(62,875)	€(39,158)
     We used more cash in operating activities in the three-month period ended March 31, 2009 than in the three-month period ended March 31, 2008. For the three-month period ended March 31, 2009, we had € 13.9 million of non-cash adjustments to net income, including depreciation and amortization charges of € 7.4 million, compared with € 3.4 million of non-cash adjustments to net income for the three-month period ended March 31, 2008, which included € 2.8 million of depreciation and amortization charges. Included in the additions (deductions) to net income were € 0.5 million and € 0.6 million, respectively, of stock compensation charges, € 5.1 million and € 1.3 million, respectively, of foreign exchange (income)/loss and € (3.8) million and € (0.7) million, respectively, of deferred income tax charges for the three-month periods ended March 31, 2009 and 2008. In addition, we had an adjustment to net income of € 4.4 million in the first quarter of 2009 related to interest accrued and not paid under our credit facilities.
     Working capital and temporary joint ventures used € 83.2 million of our operating cash in the three-month period ended March 31, 2009, compared with € 48.8 million in the three-month period ended March 31, 2008. This is due to changes in operating assets and liabilities during the three-month period ended March 31, 2009, such as the increases in our accounts and other long term receivable of € 23.1 million, in our inventory of € 4.1 million, in our unbilled revenues of € 49.1 million, in our related parties receivable of € 29.7 million and in our other assets of € 1.6 million. In addition, cash was used as a result of a decrease in our accounts payable of € 24.0 million, in our income and other taxes payable of € 9.2 million and in our due to temporary joint ventures of € 0.3 million. These changes were offset by an increase in our billings in excess of costs and estimated earnings of € 2.6 million, in our accrued and other liabilities of € 8.1 million and, in our related parties payable of € 46.3 million and by a decrease in our other taxes receivable of € 0.9 million.
     Investing Activities

	Three-Months	Three-Months
	Ended	Ended
	March 31,	March 31,
	2009	2008
	(Euros in thousands)
Net cash provided by (used in) operating activities	€21,673	€41,788
     Investing activities provided less cash during the three-month period ended March 31, 2009 than during the three-month period ended March 31, 2008.
     During the three-month period ended March 31, 2009, we borrowed € 8.5 million under our credit arrangement from Abengoa and we also received € 18.2 million due to the deposits that were restricted for use as of December 31, 2008. We used cash of € 1.8 million and € 1.5 million for the purchase of property, plant and equipment and investment in intangible assets, respectively. Finally, we used cash of € 1.3 million for the working capital adjustment payment related to the acquisition of DTN, and € 0.3 million related to the agreement signed with the DMS Group.
     During the three-month period ended March 31, 2008, we borrowed € 34.7 million under our credit arrangement from Abengoa and we also received € 8.6 million due to the deposits that were restricted for use as of December 31, 2007. We used cash of € 1.2 million for the purchase of property, plant and equipment. Finally, we used cash of € 0.3 million for the acquisition of deposits.

     Financing Activities

	Three-Months	Three-Months
	Ended	Ended
	March 31,	March 31,
	2009	2008
	(Euro in thousands)
Net cash provided by (used in) financing activities	€23,286	€(4,154)
     Financing activities in the three-month period ended March 31, 2009 provided cash, while these activities used cash during the three-month period ended March 31, 2008.
     During the first quarter of 2009, we repaid € 11.4 million of long-term debt, mainly in connection with repayment of € 10.4 million,
€ 0.8 million and € 0.2 million of the current portion of long-term debt on the credit facilities with Goldman Sachs, Caja Madrid and Liscat, respectively. We also repaid € 6.2 million of short-term debt, mainly related to advance payments of € 2.9 million from financial institutions on inter-company receivables; € 1.0 million in amounts outstanding under corporate credit cards; repayments of € 1.2 million related to the sale and lease back transaction with ING; and repayment of ordinary capital leases of € 1.1 million. We also repaid government loans of
€ 0.4 million. Short-term debt increased by € 3.6 million mainly for the increase in credit facilities with Banco Cooperativo, Caixa Nova and Natixis. Additionally, we received proceeds of € 37.5 million under our bilateral credit agreement with Abengoa and € 0.2 million from government loans.
     During the first quarter of 2008, we repaid € 2.3 million of long-term debt, mainly in connection with repayment of € 2.0 million,
€ 0.1 million and € 0.2 million of the current portion of long-term debt on the credit facilities with ABN AMRO, Deutche Bank and Liscat, respectively. We also repaid € 12.8 million of short-term debt consisting mainly of accounts receivable factoring payments of
€ 7.7 million and made credit facility repayments of € 1.2 million, € 0.9 million, € 0.8 million and € 0.2 million to Bank of America, Banesto, Caja Madrid and Sabadell, respectively. Short-term debt increased by € 1.9 million, mainly related to advance payments from financial institutions on inter-company receivables, and amounts outstanding under corporate credit cards. Additionally, we received proceeds of
€ 8.1 million under the credit agreement with Abengoa and € 0.4 million from government loans.
     Credit Arrangements and Loan Facilities
     Details of our credit agreements and loan facilities are set forth in our Annual Report for the year ended December 31, 2008 on Form 20-F filed with the SEC on March 18, 2009.
     As of March 31, 2009, our net credit line payable under our credit arrangement with Abengoa was € 41.7 million, with € 48.3 million remaining available to us as of this date. Of this € 90.0 million total credit arrangement, U.S. $10.0 million (aprox. € 7.5 million) relates to the operations of Telvent Energia’s permanent establishment in Mexico. The Company will incur no costs nor receive any payments under this arrangement unless it actually uses or loans any of the available funds.

     As of March 31, 2009, € 19.7 million was outstanding under the long term leasing obligation entered into with ING Lease (España) E.F.C., S.A. (“ING”), Credit Agricole Leasing Sucursal en España (“Credit Agricole”) and Bancantabria Inversiones, S.A., E.F.C. (“Bancantabria”) for the sale and leaseback of certain equipment previously owned by Telvent Housing.
     On March 31, 2008, our subsidiary Telvent Canada Ltd. (“Telvent Canada”) entered into a credit agreement (the “New Credit Agreement”) with ABN AMRO Bank N.V (the “Bank”) to replace the previous one dated May 2, 2003. The original amount available to Telvent Canada under the New Credit Agreement was up to U.S. $21.0 for three separate credit facilities. The amount outstanding under this agreement was € 1.9 million as of March 31, 2009. This credit agreement is considered a “demand facility” agreement, which means that there is no maturity date and that any borrowings made are repayable on demand, the Bank reserves the right to terminate the New Credit Agreement at any time and for any reason.
     On April 29, May 14 and May 21, 2009, our subsidiary, Telvent Traffic, entered into amendments to its credit agreement (the “Credit Agreement”) with Bank of America, N.A. (successor to LaSalle Bank National Association), dated May 31, 2006, for the purposes of extending the termination date of such Credit Agreement. The tenth amendment, signed on May 21, 2009, extends the termination date of the Credit Agreement to April, 30, 2010, and establishes the new interest rates applicable to the loans. Loans under the Credit Agreement bear interest on the outstanding principal amount at a rate per annum equal to either (depending on the election made by Telvent Traffic): (i) the prime rate in effect as publicly announced by Bank of America N. V. plus a Base Rate Loan Applicable Margin of 2.00% or (ii) the LIBOR for U.S. dollar deposits in the London Interbank Eurodollar market, plus a Libor Loan Applicable Margin of 3.00%. In connection with these amendments, the Company reaffirmed its commitment to guarantee all of the obligations under the Credit Agreement. As of March 31, 2009, € 18,786 was outstanding under this agreement.
     In connection with the acquisition of Matchmind described above, on May 21, 2009, the Company entered into an amendment and restatement of its unsecured loan agreement signed with Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España on September 12, 2008. Under the amended and restated unsecured loan agreement, the Company has the right to borrow from Caixa d’Estalvis I Pensions de Barcelona, as a new lender, an additional € 20,000 under two new subtranches: (i) Subtranche A1, in the amount of € 3,634, and (ii) Subtranche B1, in the amount of € 16,366. Subject to certain customary conditions precedent to the first drawdown, the Company may make a single drawdown on closing under Subtranche A1 and multiple drawdowns under Subtranche B1 until December 2009. Commitments with respect to any amounts undrawn as of that date will be cancelled. Subtranche A1 will be due and payable in one installment on September 12, 2009. Subtranche B1 will be due and payable in one installment of € 1,754 on September 12, 2009 and in annual installments of € 3,653 on September 12 of each year thereafter through and including September 12, 2013. The loans will bear interest at a rate calculated on the basis of EURIBOR plus a spread of 2.50%. However, beginning December 31, 2009, loans under Tranche B and Subtranche B1 will bear interest at a rate calculated on the basis of EURIBOR plus a spread ranging from 1.75% to 2.75%. The new loan agreement includes customary provisions for transactions of this nature, including mandatory prepayment events, financial covenants, representations and warranties, affirmative and negative covenants and events of default.
     As of March 31, 2009, € 1.5 million was outstanding under the financings obtained by our subsidiary, Telvent Housing S.A., for the equipment and fixtures installed in our two Madrid facilities and our Barcelona facility.
     As of March 31, 2009, € 9.9 million was outstanding under the financing obtained by the Company, with Monte de Piedad y Caja de Ahorros de Ronda, Cadiz, Almeria, Malaga y Antequera (Unicaja) in connection with El Toyo Digital City Project.
     On April 11, 2009, our subsidiaries, Telvent China and Telvent Blueshield, renewed their revolving credit facility agreements with Citibank under which they may borrow up to U.S. $1.0 million (€ 0.8 million) and U.S. $0.7 million (€ 0.5 million), respectively. The revolving facilities mature on April 11, 2010 and bear interest at the prevailing base lending rates published by the People’s Bank of China. As of March 31, 2009, € 0.5 million was outstanding under these facilities.
     As of March 31, 2009, € 0.8 million was outstanding under the financing obtained by our subsidiary, Telvent China, with Bank of Communications.

     As of March 31, 2009, € 3.0 million was outstanding under the financing obtained by our subsidiary, Telvent Trafico y Transporte, S.A. with Natixis Sucursal en España (“Natixis”).
     As of March 31, 2009, € 57.0 million was outstanding under the Syndicated Credit Agreement entered into by the Company, with Caja de Ahorros y Monte de Piedad Madrid (“Caja Madrid”) and ING Belgium, S.A., Sucursal en España to finance part of the acquisition price of DTN.
     As of March 31, 2009, € 151.4 million was outstanding under the Amended and Restated First Lien Credit and Guaranty Agreement (the “DTN Credit Agreement”) obtained by our subsidiary and certain of its subsidiaries, DTN, Inc. with Goldman Sachs Credit Partners, L.P.
     In the ordinary course of business, we arrange for surety bonds, letters of credit and performance guarantees. Our performance guarantees are generally in the form of performance bonds to our customers. The bonds are for a fixed monetary amount and match the duration of the contract. We somewhat mitigate this risk by requiring our subcontractors to provide similar bonds. In connection with some of our obligations, we currently depend on lines of credit established by Abengoa with third-party lenders. As of March 31, 2009, we had € 247.6 million of these obligations outstanding.
     Forward-Looking Statements
     Many statements in this Form 6-K contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:
•	our anticipated growth strategies in each of the sectors in which we operate;

•	the levels of growth we anticipate in our targeted geographies;

•	our future business development, results of operations and financial condition;

•	the success of our research and development activities;

•	our ability to grow based upon our relationship with our parent company Abengoa, S.A.;

•	Abengoa’s future activities with respect to us;

•	our ability to continue to control costs and maintain the quality of our services and solutions;

•	our ability to develop technologically advanced solutions and to execute successfully our real-time process outsourcing programs;

•	our ability to provide integrated IT solutions;

•	our ability to sell additional products to our existing customer base;

•	our expectations regarding information technology expenditures by our customers;

•	our ability to increase our margins through increased sales of higher value-added advanced applications;

•	our ability to identify, acquire and integrate complementary businesses;

•	the trend of our customers to outsource more of their mission-critical activities;

•	our expectations regarding the payment of dividends and our future effective tax rate;

•	our ability to retain senior management and other highly-skilled personnel;

•	our ability to increase revenues and operating margins by shifting our product mix;

•	the importance of our alliances, joint ventures and investments; and

•	our expectations regarding general economic conditions.
     We operate in an emerging and evolving environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

C. Quantitative and Qualitative Disclosures about Market Risk
     Market risk is the risk of unexpected losses in earnings relating to our assets and liabilities from unfavorable changes in interest rates and foreign exchange rates. The primary market risk to which we are exposed is exchange rate risk associated with contracts denominated in currencies other than the functional currency of the country in which a subsidiary operates. We are also exposed, to a lesser extent, to interest rate risk from our interest-bearing assets and liabilities.
Exchange Rate Risk
     The majority of our assets, liabilities, sales and costs are denominated in Euros. Our Spanish business enters into contracts in which revenues and costs are denominated in other currencies, principally the U.S. Dollar. Our foreign subsidiaries also enter into contracts principally denominated in local currencies, the U.S. Dollar or the Euro that are managed against their functional currency or the Euro. At present, we generally hedge our currency risk on a project-specific basis only where our revenues and/or costs are denominated in currencies that differ from the functional currency of our contracting entity. We currently do not engage in currency translation hedging with respect to the Euro.
     We manage our foreign exchange exposures in accordance with our internal policies and guidelines. We manage our foreign currency exposure on an individual contract basis using foreign exchange contracts that generally have maturities of three months to twelve months and that mature when the forecasted revenues or expenses are anticipated to occur. The counterparties to these contracts are highly-rated financial institutions.
     Although the forward exchange contracts are used solely as economic hedges, the Company began applying hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, starting January 1, 2007, on contracts entered into beginning on such date. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs. Derivative transactions entered into prior to January 1, 2007, are recorded at fair value with changes in fair value recorded directly against earnings.

Interest Rate Risk
     We are also exposed to interest rate risk from our interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year both EURIBOR and LIBOR, plus the applicable margins. We manage certain specific exposures from some of our long-term debt obligations using interest rate caps to limit the impact of interest rate increases and using interest rate swap to limit the rate risk associated with its variable-rate long term debt. These contracts mature between 2009 and 2024. Our exposure is limited to the premiums paid to purchase the caps. Total premiums paid during the three-month period ended March 31, 2009 were € 381,500.
     Note 7 to our unaudited condensed consolidated financial statements provides quantitative information about the Company’s foreign exchange and interest rate contracts by principal currency as of March 31, 2009 and December 31, 2008.
     Details of the terms of our short-term and long-term debt are reflected in Notes 16 and 17, respectively, of the Notes to the Consolidated Financial Statements included in our 2008 Annual Report on Form 20-F, filed on March 18, 2009.
D. Internal Controls and Procedures
     As disclosed in our 2008 Annual Report on Form 20-F filed on March 18, 2009, we maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Accounting and Reporting Officer, as appropriate, to allow timely decisions regarding required disclosure.
     As of December 31, 2008, we, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Accounting and Reporting Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures and our internal controls over financial reporting. As described in “Management’s Annual Report on Internal Control Over Financial Reporting” included in Item 15 of our 2008 Annual Report on Form 20-F, during this evaluation we concluded that we maintained effective disclosure controls and procedures and effective internal controls over financial reporting at December 31, 2008. There have been no material changes to our system of internal control over financial reporting that would cause this conclusion to be different as of March 31, 2009.

     II. OTHER INFORMATION
A. Legal Proceedings
     Since the filing of our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the U.S. Securities and Exchange Commission on March 18, 2009 (our “Annual Report”), there have been no material changes with regard to our disclosed legal proceedings.
B. Risk Factors
     Factors that could adversely affect our future financial performance are contained within the “Risk Factors” section of our Annual Report. There have been no material changes from the risk factors as previously disclosed.
C. Submission of Matters to a Vote of Security Holders
     Our Ordinary Meeting of Shareholders was held on March 26, 2009. The following matters were voted on by the shareholders:

	For	Against	Abstain
1. Examination and approval, as the case may be, of the Annual Accounts (Balance Sheet, Statement of Allocation of Profit or Loss, and the Notes to the Financial Statements) and the Management Report of the Company corresponding to the financial year 2008, as well as Consolidated Financial Statements in accordance with United States GAAP for the financial year 2008.	28,960,775	150	959,739
2. Approval, as the case may be, of the proposed distribution of the Company’s net income for 2008 financial year.	28,961,084	510	959,070
3. Approval, as the case may be, of the actions of the Board of Directors in 2008.	28,960,974	720	958,970
4. Approval, as the case may be, of the Board of Directors’ compensation for 2008.	28,762,995	195,056	962,613
5. Re-election or appointment, as the case may be, of the Auditor of the Company and its Consolidated Group for 2009.	28,993,293	308	927,063
6. Grant of power to the Board of Directors to correct, formalize, execute and/or legalize all documents memorializing the agreements of the shareholders at this meeting.	28,961,435	280	958,949
7. Approval, as the case may be, of the minutes of this meeting as may be required by law.	—	—	—
This Form 6-K is hereby incorporated by reference into the Company’s Form F-3 registration no. 333-155933.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: May 21, 2009

Exhibits

4.1	Lease Agreement for Use Other Than Housing, dated May 1, 2009, by and between Valgrande 6, S.A.V. and Telvent GIT, S.A. (English translation).